UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04009237

February 23, 2004

Gary D. Gerstman
Sidley Austin Brown & Wood LLP
Bank One Plaza
10 S. Dearborn Street
Chicago, IL 60603

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/23/2004

Re: Saks Incorporated

Dear Mr. Gerstman:

This is in regard to your letter dated February 18, 2004 concerning the shareholder proposal submitted to Saks by the Massachusetts State Carpenters' Pension Fund for inclusion in Saks's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Saks therefore withdraws its February 5, 2004 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Keir Devon Gumbs
Special Counsel

cc: Thomas J. Harrington
Fund Chairman
Massachusetts State Carpenters' Pension Fund
350 Fordham Road
Wilmington, MA 01887

PROCESSED
MAR 05 2004
THOMSON
FINANCIAL

SIDLEY AUSTIN BROWN & WOOD LLP

BEIJING
BRUSSELS
CHICAGO
DALLAS
GENEVA
HONG KONG
LONDON

BANK ONE PLAZA
10 S. DEARBORN STREET
CHICAGO, ILLINOIS 60603
TELEPHONE 312 853 7000
FACSIMILE 312 853 7036
www.sidley.com

FOUNDED 1866

LOS ANGELES
NEW YORK
SAN FRANCISCO
SHANGHAI
SINGAPORE
TOKYO
WASHINGTON, D.C.

February 5, 2004

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Saks Incorporated, Commission File No. 1-13113
Shareholder Proposal from Massachusetts State Carpenters Pension Fund

Ladies and Gentlemen:

Saks Incorporated, a Tennessee corporation (the "Company"), has received a letter from the Massachusetts State Carpenters Pension Fund (the "Proponent") requesting, pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, that the Company include a proposal (the "Proposal") in the Company's proxy statement and form of proxy for its 2004 Annual Meeting of Shareholders (the "Company Proxy").

A copy of the Proponent's letter, including the Proposal, is enclosed herewith as Exhibit A. Five additional copies of this letter, including all exhibits, are enclosed herewith.

On behalf of the Company, we hereby notify you and the Proponent (by copy hereof) of the Company's intention to omit the Proposal from the Company Proxy for the reasons hereinafter set forth. The Company respectfully requests the advice of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal pursuant to Rule 14a-8(i)(3).

I. The Proposal

The Proposal requests that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that nominees standing for election to the Board of Directors receive the vote of a majority of the shares entitled to vote and present in person or by proxy at an annual meeting of shareholders in order to be elected or re-elected.

The first paragraph of the Proponent's supporting statement is as follows:

> Our Company is incorporated in the state of Delaware. Delaware's corporate law provides that a company's certificate of incorporation or bylaws may specify the number of votes that shall be necessary for the transaction of business. (8 Del. C. 1953, Section 216 – Quorum and required vote for stock corporations). Further, the law provides that in the absence of any such specification in the certificate of incorporation or bylaws of the corporation, directors "shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors." Our Company presently does not specify a vote requirement other than a plurality for the election of directors, so Company directors are elected by a plurality of the vote.

The full text of the Proposal is set forth in the letter from the Proponent attached hereto as Exhibit A.

II. Rule 14a-8(i)(3)

A. The Proposal may be omitted pursuant to Rule 14a-8(i)(3) because it is materially false.

Rule 14a-8(i)(3) allows the exclusion of a shareholder proposal where the proposal or supporting statement is contrary to any of the Commission's proxy rules. A shareholder proposal or supporting statement may be excluded when it is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Proponent's supporting statement is on its face materially false. First, the Proponent states that the Company is a Delaware corporation, but in fact the Company is a Tennessee corporation. Second, the Proponent cites a particular section of the Delaware General Corporation Law regarding stockholder voting and discusses this provision. This portion of the Proponent's supporting statement is inapplicable and misleading and would require extensive editing in order to bring the Proposal in compliance with the proxy rules.

As a result of the extensive edits that would be required in connection with revising the Proposal, the Company should be permitted to exclude the entire Proposal. In Kmart Corporation (February 29, 1996) (the "Kmart Letter"), the proponent requested that the board of directors of Kmart amend its bylaws to provide that directors of the Company receive a majority of the votes cast in order to remain in office, provided that, under the proposal, no more than three directors could be unseated in any one election due to lack of sufficient votes. Under the laws of Kmart's state of incorporation, however, the proposal could only be implemented by amending Kmart's articles of incorporation – not the bylaws. Although the proponent in the Kmart Letter requested that the Staff permit him to cure the defect by changing the words in the proposal from "the Bylaws" to "the Articles of Incorporation," the Staff concurred with Kmart that the proposal could be excluded. The Kmart Letter is clear support for excluding the Proposal.

In the event that the Staff currently believes that it is appropriate to allow a proponent to make the type of change that was necessary in the Kmart Letter, the Proposal requires considerably more significant revisions than those required in the Kmart Letter. In addition to revising the supporting statement to state that the Company is a Tennessee corporation, the Proponent will need to revise substantial portions of the first paragraph of the supporting statement to reflect the applicable provisions of the Tennessee Business Corporation Act, rather than the Delaware General Corporation Law. In Staff Legal Bulletin No. 14, the Staff stated that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." The Proponent should not be permitted to make the extensive edits that would be required in order to bring the Proposal in compliance with the proxy rules.

B. The Proposal may be omitted pursuant to Rule 14a-8(i)(3) because it is vague and indefinite.

A proposal is sufficiently vague and indefinite to justify its exclusion where "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Philadelphia Electric Co. (July 30, 1992). The Staff has regularly applied this standard for vagueness in connection with proposals involving the election of directors. See International Business Machines Corporation (January 10, 2003) (proposal requiring two nominees for each new member of the board excluded under Rule 14a-8(i)(3) as vague and indefinite); Dow Jones & Company, Inc. (March 9, 2000) (proposal relating to procedures for the election of directors excluded under Rule 14a-8(i)(3) as vague and indefinite); Organogenesis, Inc. (April 2, 1999) (proposal relating to the procedures for the nomination and election of directors excluded under Rule 14a-8(i)(3) as vague and ambiguous); and Faqua Industries, Inc. (March 12, 1991) (proposal that would prevent any major shareholder which currently has three board seats from compromising the ownership of the other stockholders excluded where the meaning and application of terms and conditions in the proposal "would have to be made without guidance from the proposal and would be subject to differing interpretations").

The Proposal, on its face, is deceptively simple. However, the Proponent's simplistic approach to a complex matter – the voting requirement for the election of directors – results in a

Proposal in which the shareholders will not understand what they are being asked to consider and the Board of Directors will not understand what they are being asked to implement. As discussed below, the Proposal is vague and indefinite in important conceptual respects in scenarios in which no director nominee receives the requisite vote in the Proposal or the number of director nominees receiving the requisite vote is insufficient to enable the Company to continue to comply with the listing standards of the New York Stock Exchange (the "NYSE"). Moreover, the Proposal is even vague and indefinite due to the incompleteness of its language applicable to the scenario in which the number of director nominees receiving the requisite vote exceeds the number of board seats.

Scenario 1. No Director Nominee Receives the Requisite Vote.

It is possible that, if the Proposal were adopted, there could be an election (particularly in the context of a contested election) in which no director nominee receives the vote of a majority of the shares entitled to vote and present in person or by proxy. For example, if there were two slates of three director nominees competing for three seats on the Board and 100,000,000 shares present in person or by proxy entitled to vote on the matter, the outcome of the election could be as follows: Director Nominees A, B and C receive 48,000,000 votes; Director Nominees D, E and F receive 45,000,000 votes; and there are 7,000,000 "withhold authority" votes from all of the Director Nominees. Although the shareholders have clearly voted in favor of a particular slate of directors and only a small percentage of shareholders has withheld support, the plain language of the Proposal indicates that none of the director nominees would be entitled to seats on the Board. Although the Proponent has chosen in the supporting statement to cite an example in which 90% of the votes cast has been withheld, the example above illustrates the same result in the more likely scenario where only a small percentage of the votes cast has been withheld. In such circumstances, the Proposal is unclear and confusing as to the consequences associated with such an outcome. Even in the proposal set forth in the Kmart Letter, the proponent recognized that there should never be circumstances in which no directors are elected and, as a result, the proposal provided that no more than three directors could be unseated in any one election due to lack of sufficient votes.

Scenario 2. An Insufficient Number of Director Nominees Receives the Requisite Vote.

In addition to the scenario described above, there is a broad range of possible scenarios in which some director nominees receive a majority of the votes cast, but one or more director nominees do not receive such a majority. If the Proposal were adopted, it is possible that, following an election, certain of the Company's nominees, who have been independent directors, would not receive the requisite vote in the Proposal and, as a result, the Company would no longer be in compliance with the NYSE listing standards. Pursuant to Section 303A of the NYSE Listed Company Manual, a listed company must have (i) a majority of independent directors, (ii) an audit committee, a compensation committee and a nominating/corporate governance committee composed entirely of independent directors, (iii) an audit committee that satisfies the requirements of Rule 10A-3 under the Securities Exchange Act of 1934 (which includes additional independence requirements) and (iv) an audit committee with a minimum of three members meeting the NYSE financial literacy requirements and one member having accounting or related financial management expertise. Despite these NYSE requirements, the Proposal does not specify what, if any, procedures are to be taken by the Company if the shareholders fail to elect a sufficient number of directors who comply with these standards. For example, it is unclear whether the Proponent would require the Company to incur the considerable expense of holding a special meeting of shareholders to vote on new director nominees so as to continue to satisfy the NYSE requirements. In order to avoid these uncertainties, the Proposal would be required to have included recommendations regarding these potential results.

The circumstances in which some director nominees receive a majority of the votes cast, but one or more director nominees do not receive such a majority, become particularly likely when the number of director nominees exceeds the number of available board seats. In proposed rules regarding security holder director nominations (Release No. 34-48626), the Commission appears to recognize this problem. The Commission notes that its proposed rule, which would under certain circumstances require companies to include in their proxy materials security holder nominees for election as director, "is drafted assuming that in most cases plurality voting would apply to an election of directors in which the inclusion of a security holder nominee resulted in more nominees than available seats on the board of directors." In fact, the Commission was seeking comments regarding the potential issues which would arise in an election where a company's governing instruments provided for other than plurality voting (e.g., majority voting). In addition to recognizing the complexities associated with a majority voting requirement, the Commission acknowledges the critical importance of complying with the NYSE rules. The Commission's proposed rules not only require a nominating security holder to represent that the nominee meets the objective criteria for "independence" in the NYSE rules, but they also allow a company to exclude a security holder nominee in its proxy materials if the nominee's candidacy or, if elected, board membership, would violate rules of a national securities exchange. Because the Proposal ignores all of these complexities, the shareholders of the Company will not understand what they are being asked to consider and the Board of Directors of the Company will not understand what they are being asked to implement.

Scenario 3. The Number of Director Nominees Receiving the Requisite Vote Exceeds the Number of Board Seats.

The Proposal is vague regarding the scenario in which the number of director nominees receiving a majority of the shares entitled to vote and present in person or by proxy exceeds the number of available Board seats. For example, if there were four director nominees competing for three seats on the Board and there were 100,000,000 shares present in person or by proxy and entitled to vote on the matter, the outcome of the election of directors could be as follows: Director Nominees A, B, C and D receive 85,000,000, 80,000,000, 70,000,000 and 65,000,000 votes, respectively. Although the Proposal is entitled the "Director Election Vote Threshold

Proposal" and there is one reference in the supporting statement to the Proposal being a threshold vote, the Proposal remains vague and indefinite because there is no explanation in the supporting statement that there must be a two-step mechanism of first applying the majority vote threshold and then applying a requirement (left unstated in the Proposal) that the director nominees receiving the greatest number of votes would be elected.

III. Conclusion

The Proponent's supporting statement is on its face materially false. The Proponent states that the Company is a Delaware corporation, cites a particular section of the Delaware General Corporation Law regarding stockholder voting and discusses this provision. As a result of the extensive edits that would be required in connection with revising the Proposal, the Company should be permitted to exclude the entire Proposal.

Additionally, because the Proposal does not specifically address the scenarios in which (i) no director nominee receives a majority of the votes cast or (ii) an insufficient number of independent or financially literate director nominees are re-elected with the result that the Company is no longer in compliance with NYSE listing standards, neither the shareholders voting on the Proposal, nor the Company in implementing the Proposal (if adopted) will be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires. Moreover, in order for the Proposal to be understood at all, it relies on a two-step voting mechanism, with the second step left unstated in the Proposal. Accordingly, we believe that for these additional reasons the Proposal may be excluded pursuant to Rule 14a-8(i)(3).

Based on the foregoing, the Company respectfully requests your advice that the Staff will not recommend any enforcement action to the Commission if the Company excludes the Proposal from the Company Proxy.

If you have any questions with respect to this matter, please contact the undersigned at (312) 853-2060.

Very truly yours,

Gary D. Gerstman

EXHIBIT A

See attached.

Carpenters Benefit Funds

350 Fordham Road
Wilmington, MA 01887
www.carpentersfund.org
Phone 978-694-1000
Fax 978-657-9973

Thomas J. Harrington
Chairman

Harry R. Dow
Executive Director

[SENT VIA FACSIMILE 865-981-6325]

December 19, 2003

Ms. Julia Bentley
Corporate Secretary
Saks, Inc.
750 Lakeshore Parkway
Birmingham, AL 35211

Re: Shareholder Proposal

Dear Ms. Bentley:

On behalf of the Massachusetts State Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Saks, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of the vote necessary for election to the Company's board of directors. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 2,700 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund and other Carpenter pension funds are long-term holders of the Company's common stock.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Edward J. Durkin, at (202) 546-6206 ext. 221. Copies of correspondence or a request for a "no-action" letter should likewise be forwarded to Mr. Durkin at United Brotherhood of Carpenters, Carpenters Corporate Governance Project, 101 Constitution Avenue, NW, Washington D.C. 20001 or faxed to 202-543-4871.

Sincerely,

Thomas J. Harrington
Fund Chairman

cc. Edward J. Durkin

Enclosure

Director Election Vote Threshold Proposal

Resolved: That the shareholders of Saks, Inc. ("Company") hereby request that the board of directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that nominees standing for election to the board of directors must receive the vote of a majority of the shares entitled to vote and present in person or by proxy at an annual meeting of shareholders in order to be elected or re-elected to the board of directors.

Supporting Statement: Our Company is incorporated in the state of Delaware. Delaware corporate law provides that a company's certificate of incorporation or bylaws may specify the number of votes that shall be necessary for the transaction of any business. (8 Del. C. 1953, Section 216 – Quorum and required vote for stock corporations). Further, the law provides that in the absence of any such specification in the certificate of incorporation or bylaws of the corporation, directors "shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors." Our Company presently does not specify a vote requirement other than a plurality for the election of directors, so Company directors are elected by a plurality of the vote.

We feel that it is appropriate and timely for the board to initiate a change in the threshold vote required for a nominee to be elected to the board of directors. While the governance change proposed would entail a vote of the shareholders, the board of directors is positioned to initiate the amendment process. We believe that in order to make corporate director elections more meaningful at our Company, directors should have to receive the vote of a majority of the shares entitled to be voted in a director election. Under the present system, a director can be re-elected even if a substantial majority of the votes cast is withheld from that director. For example, if there are 100 million votes represented at a meeting and eligible to be cast and 90 million of these votes are withheld from a given candidate, he or she would still be elected with a plurality of the vote despite the fact that 90% of the votes cast withheld support for that nominee's election to the board. We believe that a director candidate that does not receive a majority of the vote cast should not be seated as a director.

It is our contention that the proposed majority vote standard for corporate board elections is a fair and reasonable standard and adoption of such a standard will strengthen the corporate governance processes at our Company. We urge your support of this important governance reform.

SIDLEY AUSTIN BROWN & WOOD LLP

BEIJING | BRUSSELS | CHICAGO | DALLAS | GENEVA | HONG KONG | LONDON

BANK ONE PLAZA
10 S. DEARBORN STREET
CHICAGO, ILLINOIS 60603
TELEPHONE 312 853 7000
FACSIMILE 312 853 7036
www.sidley.com

FOUNDED 1866

LOS ANGELES | NEW YORK | SAN FRANCISCO | SHANGHAI | SINGAPORE | TOKYO | WASHINGTON, D.C.

February 5, 2004

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Saks Incorporated, Commission File No. 1-13113
Shareholder Proposal from Massachusetts State Carpenters Pension Fund

Ladies and Gentlemen:

Saks Incorporated, a Tennessee corporation (the "Company"), has received a letter from the Massachusetts State Carpenters Pension Fund (the "Proponent") requesting, pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, that the Company include a proposal (the "Proposal") in the Company's proxy statement and form of proxy for its 2004 Annual Meeting of Shareholders (the "Company Proxy").

A copy of the Proponent's letter, including the Proposal, is enclosed herewith as Exhibit A. Five additional copies of this letter, including all exhibits, are enclosed herewith.

On behalf of the Company, we hereby notify you and the Proponent (by copy hereof) of the Company's intention to omit the Proposal from the Company Proxy for the reasons hereinafter set forth. The Company respectfully requests the advice of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal pursuant to Rule 14a-8(i)(3).

I. The Proposal

The Proposal requests that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that nominees standing for election to the Board of Directors receive the vote of a majority of the shares entitled to vote and present in person or by proxy at an annual meeting of shareholders in order to be elected or re-elected.

The first paragraph of the Proponent's supporting statement is as follows:

> Our Company is incorporated in the state of Delaware. Delaware's corporate law provides that a company's certificate of incorporation or bylaws may specify the number of votes that shall be necessary for the transaction of business. (8 Del. C. 1953, Section 216 – Quorum and required vote for stock corporations). Further, the law provides that in the absence of any such specification in the certificate of incorporation or bylaws of the corporation, directors "shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors." Our Company presently does not specify a vote requirement other than a plurality for the election of directors, so Company directors are elected by a plurality of the vote.

The full text of the Proposal is set forth in the letter from the Proponent attached hereto as Exhibit A.

II. Rule 14a-8(i)(3)

A. The Proposal may be omitted pursuant to Rule 14a-8(i)(3) because it is materially false.

Rule 14a-8(i)(3) allows the exclusion of a shareholder proposal where the proposal or supporting statement is contrary to any of the Commission's proxy rules. A shareholder proposal or supporting statement may be excluded when it is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Proponent's supporting statement is on its face materially false. First, the Proponent states that the Company is a Delaware corporation, but in fact the Company is a Tennessee corporation. Second, the Proponent cites a particular section of the Delaware General Corporation Law regarding stockholder voting and discusses this provision. This portion of the Proponent's supporting statement is inapplicable and misleading and would require extensive editing in order to bring the Proposal in compliance with the proxy rules.

As a result of the extensive edits that would be required in connection with revising the Proposal, the Company should be permitted to exclude the entire Proposal. In Kmart Corporation (February 29, 1996) (the "Kmart Letter"), the proponent requested that the board of directors of Kmart amend its bylaws to provide that directors of the Company receive a majority of the votes cast in order to remain in office, provided that, under the proposal, no more than three directors could be unseated in any one election due to lack of sufficient votes. Under the laws of Kmart's state of incorporation, however, the proposal could only be implemented by amending Kmart's articles of incorporation – not the bylaws. Although the proponent in the Kmart Letter requested that the Staff permit him to cure the defect by changing the words in the proposal from "the Bylaws" to "the Articles of Incorporation," the Staff concurred with Kmart that the proposal could be excluded. The Kmart Letter is clear support for excluding the Proposal.

In the event that the Staff currently believes that it is appropriate to allow a proponent to make the type of change that was necessary in the Kmart Letter, the Proposal requires considerably more significant revisions than those required in the Kmart Letter. In addition to revising the supporting statement to state that the Company is a Tennessee corporation, the Proponent will need to revise substantial portions of the first paragraph of the supporting statement to reflect the applicable provisions of the Tennessee Business Corporation Act, rather than the Delaware General Corporation Law. In Staff Legal Bulletin No. 14, the Staff stated that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." The Proponent should not be permitted to make the extensive edits that would be required in order to bring the Proposal in compliance with the proxy rules.

B. The Proposal may be omitted pursuant to Rule 14a-8(i)(3) because it is vague and indefinite.

A proposal is sufficiently vague and indefinite to justify its exclusion where "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Philadelphia Electric Co. (July 30, 1992). The Staff has regularly applied this standard for vagueness in connection with proposals involving the election of directors. See International Business Machines Corporation (January 10, 2003) (proposal requiring two nominees for each new member of the board excluded under Rule 14a-8(i)(3) as vague and indefinite); Dow Jones & Company, Inc. (March 9, 2000) (proposal relating to procedures for the election of directors excluded under Rule 14a-8(i)(3) as vague and indefinite); Organogenesis, Inc. (April 2, 1999) (proposal relating to the procedures for the nomination and election of directors excluded under Rule 14a-8(i)(3) as vague and ambiguous); and Faqua Industries, Inc. (March 12, 1991) (proposal that would prevent any major shareholder which currently has three board seats from compromising the ownership of the other stockholders excluded where the meaning and application of terms and conditions in the proposal "would have to be made without guidance from the proposal and would be subject to differing interpretations").

The Proposal, on its face, is deceptively simple. However, the Proponent's simplistic approach to a complex matter – the voting requirement for the election of directors – results in a

Proposal in which the shareholders will not understand what they are being asked to consider and the Board of Directors will not understand what they are being asked to implement. As discussed below, the Proposal is vague and indefinite in important conceptual respects in scenarios in which no director nominee receives the requisite vote in the Proposal or the number of director nominees receiving the requisite vote is insufficient to enable the Company to continue to comply with the listing standards of the New York Stock Exchange (the "NYSE"). Moreover, the Proposal is even vague and indefinite due to the incompleteness of its language applicable to the scenario in which the number of director nominees receiving the requisite vote exceeds the number of board seats.

Scenario 1. No Director Nominee Receives the Requisite Vote.

It is possible that, if the Proposal were adopted, there could be an election (particularly in the context of a contested election) in which no director nominee receives the vote of a majority of the shares entitled to vote and present in person or by proxy. For example, if there were two slates of three director nominees competing for three seats on the Board and 100,000,000 shares present in person or by proxy entitled to vote on the matter, the outcome of the election could be as follows: Director Nominees A, B and C receive 48,000,000 votes; Director Nominees D, E and F receive 45,000,000 votes; and there are 7,000,000 "withhold authority" votes from all of the Director Nominees. Although the shareholders have clearly voted in favor of a particular slate of directors and only a small percentage of shareholders has withheld support, the plain language of the Proposal indicates that none of the director nominees would be entitled to seats on the Board. Although the Proponent has chosen in the supporting statement to cite an example in which 90% of the votes cast has been withheld, the example above illustrates the same result in the more likely scenario where only a small percentage of the votes cast has been withheld. In such circumstances, the Proposal is unclear and confusing as to the consequences associated with such an outcome. Even in the proposal set forth in the Kmart Letter, the proponent recognized that there should never be circumstances in which no directors are elected and, as a result, the proposal provided that no more than three directors could be unseated in any one election due to lack of sufficient votes.

Scenario 2. An Insufficient Number of Director Nominees Receives the Requisite Vote.

In addition to the scenario described above, there is a broad range of possible scenarios in which some director nominees receive a majority of the votes cast, but one or more director nominees do not receive such a majority. If the Proposal were adopted, it is possible that, following an election, certain of the Company's nominees, who have been independent directors, would not receive the requisite vote in the Proposal and, as a result, the Company would no longer be in compliance with the NYSE listing standards. Pursuant to Section 303A of the NYSE Listed Company Manual, a listed company must have (i) a majority of independent directors, (ii) an audit committee, a compensation committee and a nominating/corporate governance committee composed entirely of independent directors, (iii) an audit committee that satisfies the requirements of Rule 10A-3 under the Securities Exchange Act of 1934 (which includes additional independence requirements) and (iv) an audit committee with a minimum of three members meeting the NYSE financial literacy requirements and one member having accounting or related financial management expertise. Despite these NYSE requirements, the Proposal does not specify what, if any, procedures are to be taken by the Company if the shareholders fail to elect a sufficient number of directors who comply with these standards. For example, it is unclear whether the Proponent would require the Company to incur the considerable expense of holding a special meeting of shareholders to vote on new director nominees so as to continue to satisfy the NYSE requirements. In order to avoid these uncertainties, the Proposal would be required to have included recommendations regarding these potential results.

The circumstances in which some director nominees receive a majority of the votes cast, but one or more director nominees do not receive such a majority, become particularly likely when the number of director nominees exceeds the number of available board seats. In proposed rules regarding security holder director nominations (Release No. 34-48626), the Commission appears to recognize this problem. The Commission notes that its proposed rule, which would under certain circumstances require companies to include in their proxy materials security holder nominees for election as director, "is drafted assuming that in most cases plurality voting would apply to an election of directors in which the inclusion of a security holder nominee resulted in more nominees than available seats on the board of directors." In fact, the Commission was seeking comments regarding the potential issues which would arise in an election where a company's governing instruments provided for other than plurality voting (e.g., majority voting). In addition to recognizing the complexities associated with a majority voting requirement, the Commission acknowledges the critical importance of complying with the NYSE rules. The Commission's proposed rules not only require a nominating security holder to represent that the nominee meets the objective criteria for "independence" in the NYSE rules, but they also allow a company to exclude a security holder nominee in its proxy materials if the nominee's candidacy or, if elected, board membership, would violate rules of a national securities exchange. Because the Proposal ignores all of these complexities, the shareholders of the Company will not understand what they are being asked to consider and the Board of Directors of the Company will not understand what they are being asked to implement.

Scenario 3. The Number of Director Nominees Receiving the Requisite Vote Exceeds the Number of Board Seats.

The Proposal is vague regarding the scenario in which the number of director nominees receiving a majority of the shares entitled to vote and present in person or by proxy exceeds the number of available Board seats. For example, if there were four director nominees competing for three seats on the Board and there were 100,000,000 shares present in person or by proxy and entitled to vote on the matter, the outcome of the election of directors could be as follows: Director Nominees A, B, C and D receive 85,000,000, 80,000,000, 70,000,000 and 65,000,000 votes, respectively. Although the Proposal is entitled the "Director Election Vote Threshold

Proposal" and there is one reference in the supporting statement to the Proposal being a threshold vote, the Proposal remains vague and indefinite because there is no explanation in the supporting statement that there must be a two-step mechanism of first applying the majority vote threshold and then applying a requirement (left unstated in the Proposal) that the director nominees receiving the greatest number of votes would be elected.

III. Conclusion

The Proponent's supporting statement is on its face materially false. The Proponent states that the Company is a Delaware corporation, cites a particular section of the Delaware General Corporation Law regarding stockholder voting and discusses this provision. As a result of the extensive edits that would be required in connection with revising the Proposal, the Company should be permitted to exclude the entire Proposal.

Additionally, because the Proposal does not specifically address the scenarios in which (i) no director nominee receives a majority of the votes cast or (ii) an insufficient number of independent or financially literate director nominees are re-elected with the result that the Company is no longer in compliance with NYSE listing standards, neither the shareholders voting on the Proposal, nor the Company in implementing the Proposal (if adopted) will be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires. Moreover, in order for the Proposal to be understood at all, it relies on a two-step voting mechanism, with the second step left unstated in the Proposal. Accordingly, we believe that for these additional reasons the Proposal may be excluded pursuant to Rule 14a-8(i)(3).

Based on the foregoing, the Company respectfully requests your advice that the Staff will not recommend any enforcement action to the Commission if the Company excludes the Proposal from the Company Proxy.

If you have any questions with respect to this matter, please contact the undersigned at (312) 853-2060.

Very truly yours,

Gary Gerstman

Gary D. Gerstman

EXHIBIT A

See attached.

Carpenters Benefit Funds

350 Fordham Road
Wilmington, MA 01887
[illegible]
Phone 978-694-1000
Fax 978-657-9973

Thomas J. Harrington
Chairman

Harry R. Dow
Executive Director

[SENT VIA FACSIMILE 865-981-6325]

December 19, 2003

Ms. Julia Bentley
Corporate Secretary
Saks, Inc.
750 Lakeshore Parkway
Birmingham, AL 35211

Re: Shareholder Proposal

Dear Ms. Bentley:

On behalf of the Massachusetts State Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Saks, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of the vote necessary for election to the Company's board of directors. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 2,700 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund and other Carpenter pension funds are long-term holders of the Company's common stock.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Edward J. Durkin, at (202) 546-6206 ext. 221. Copies of correspondence or a request for a "no-action" letter should likewise be forwarded to Mr. Durkin at United Brotherhood of Carpenters, Carpenters Corporate Governance Project, 101 Constitution Avenue, NW, Washington D.C. 20001 or faxed to 202 543 4871.

Sincerely,

Thomas J. Harrington
Fund Chairman

cc. Edward J. Durkin

Enclosure

Director Election Vote Threshold Proposal

Resolved: That the shareholders of Saks, Inc. ("Company") hereby request that the board of directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that nominees standing for election to the board of directors must receive the vote of a majority of the shares entitled to vote and present in person or by proxy at an annual meeting of shareholders in order to be elected or re-elected to the board of directors.

Supporting Statement: Our Company is incorporated in the state of Delaware. Delaware corporate law provides that a company's certificate of incorporation or bylaws may specify the number of votes that shall be necessary for the transaction of any business. (8 Del. C. 1953, Section 216 – Quorum and required vote for stock corporations). Further, the law provides that in the absence of any such specification in the certificate of incorporation or bylaws of the corporation, directors "shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors." Our Company presently does not specify a vote requirement other than a plurality for the election of directors, so Company directors are elected by a plurality of the vote.

We feel that it is appropriate and timely for the board to initiate a change in the threshold vote required for a nominee to be elected to the board of directors. While the governance change proposed would entail a vote of the shareholders, the board of directors is positioned to initiate the amendment process. We believe that in order to make corporate director elections more meaningful at our Company, directors should have to receive the vote of a majority of the shares entitled to be voted in a director election. Under the present system, a director can be re-elected even if a substantial majority of the votes cast is withheld from that director. For example, if there are 100 million votes represented at a meeting and eligible to be cast and 90 million of these votes are withheld from a given candidate, he or she would still be elected with a plurality of the vote despite the fact that 90% of the votes cast withheld support for that nominee's election to the board. We believe that a director candidate that does not receive a majority of the vote cast should not be seated as a director.

It is our contention that the proposed majority vote standard for corporate board elections is a fair and reasonable standard and adoption of such a standard will strengthen the corporate governance processes at our Company. We urge your support of this important governance reform.

SIDLEY AUSTIN BROWN & WOOD LLP

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TELEPHONE 312 853 7000
FACSIMILE 312 853 7036
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February 18, 2004

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Saks Incorporated, Commission File No. 1-13113
<u>Shareholder Proposal from Massachusetts State Carpenters Pension Fund</u>

Ladies and Gentlemen:

Saks Incorporated, a Tennessee corporation (the "Company"), has received a letter from the Massachusetts State Carpenters Pension Fund (the "Proponent") withdrawing its Director Election Threshold Vote shareholder proposal (the "Proposal"). A copy of the Proponent's withdrawal letter is attached hereto as Exhibit A.

On behalf of the Company, we hereby notify you and the Proponent (by copy hereof) that, as a result of the withdrawal letter from the Proponent, the Company's no-action request dated February 5, 2004 relating to the Proposal is being withdrawn.

If you have any questions with respect to this matter, please contact the undersigned at (312) 853-2060.

Very truly yours,

Gary Gerstman

Gary D. Gerstman

EXHIBIT A

See attached.

Carpenters Benefit Funds

350 Fordham Road
Wilmington, MA 01887
www.carpentersfund.org
Phone 978-694-1000
Fax 978-657-9973

Thomas J. Harrington
Chairman

Harry R. Dow
Executive Director

[SENT VIA FACSIMILE 865-981-6325]

February 17, 2004

Ms. Julia Bentley
Corporate Secretary
Saks, Inc.
750 Lakeshore Parkway
Birmingham, AL 35211

Re: Shareholder Proposal

Dear Ms. Bentley:

On behalf of the Massachusetts State Carpenters Pension Fund ("Fund"), I hereby formally withdraw the Director Election Threshold Vote shareholder proposal ("Proposal") submitted to Saks, Inc. on December 19, 2003. The incorrect presentation of Saks, Inc. as a Delaware corporation in the Proposal's Supporting Statement is the basis for this withdrawal.

Sincerely,

Thomas Harrington

Thomas J. Harrington
Fund Chairman

cc. Gary D. Gerstman, Sidley Austin Brown & Wood LLP
Edward J. Durkin